                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to
                                  Schedule 13D
                    Under the Securities Exchange Act of 1934

                       Electronic Systems Technology, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   0002858481
                                 (CUSIP Number)

                       Vern D. Kornelsen, General Partner
                               EDCO Partners LLLP
              4605 Denice Drive, Englewood, CO 80111 (303) 796-9192
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Common Stock CUSIP No.  0002858481                                   Page 2 of 6



(1)      Names of Reporting Persons
         EDCO Partners LLLP

         I.R.S. Identification Nos. of Above Persons (entities only)
         84-1151470

(2)      Check the Appropriate Box if a Member of a Group
         (a)      / /
         (b)      / /

(3)      SEC Use Only

(4)      Source of Funds
         Capital contributions of limited partners

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)      Citizenship or Place of Organization
         Colorado

Number of Shares          (7)    Sole Voting Power             442,365 Shares
Beneficially Owned
by Each Reporting         (8)    Shared Voting Power           0       Shares
Person With
                          (9)    Sole Dispositive Power        442,365 Shares

                          (10)   Shared Dispositive Power      0       Shares

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         442,365 Shares

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  / /

(13)     Percent of Class Represented by Amount in Row (11)
         8.93%

(14)     Type of Reporting Person
         PN


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Common Stock CUSIP No.  0002858481                                   Page 3 of 6



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                                  Statement of
                               EDCO PARTNERS LLLP

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                       ELECTRONIC SYSTEMS TECHNOLOGY, INC.
                         (Commission File No. 2-92949-S)

ITEM 1.  SECURITY AND ISSUER

         EDCO Partners LLLP, (the "Reporting Person") hereby submits this statement with respect to the shares (the "Shares") of the Common Stock (the "Common Stock") of Electronic Systems Technology, Inc. (the "Issuer") beneficially owned by the Reporting Person. The Issuer's principal executive offices are located at 415 N. Quay Street, Kennewick, Washington 99336.

ITEM 2.  IDENTITY AND BACKGROUND

         The Reporting Person, EDCO Partners LLLP, is a limited partnership organized under the laws of the state of Colorado, with its principal office located at 4605 Denice Drive, Englewood, Colorado 80111. The Reporting Person is in the business of acquiring shares of capital stock to be held for long term investment. During the last five years, the Reporting Person has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein the Reporting Person was subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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Common Stock CUSIP No.  0002858481                                   Page 4 of 6



         Vern D. Kornelsen, an individual residing at 4605 Denice Drive, Englewood, Colorado 80111, is the general partner of EDCO Partners LLLP. During the last five years, Mr. Kornelsen has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein Mr. Kornelsen was subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Kornelsen is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On July 30, 1999, August 31, 1999 and December 31, 1999, the Reporting Person used the limited partners' capital contributions to purchase a total of 109,365 Shares of Common Stock for a total purchase price of $39,461.43.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person purchased securities of the issuer for investment purposes. Items 4(a)-(j) are inapplicable to the Reporting Person.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

   (a) The Reporting Person presently beneficially owns 442,365 Shares of Common Stock which represent approximately 8.93% of the 4,953,667 Shares of Common Stock outstanding as of September 30, 1999. The total number of Shares outstanding and the percentage held by the Reporting Person are based on the representations of the Issuer contained in the Form 10-QSB Quarterly Report dated as of November 4, 1999.

         Vern D. Kornelsen, who is listed in Item 2, does not beneficially own any shares of the Issuer.

   (b) The Reporting Person, acting through Vern D. Kornelsen, as the general partner, has the sole power to vote or direct the vote, and sole power to dispose or to direct the disposition of the 442,365 Shares.

   (c) The Reporting Person purchased on the market 12,000 Shares of Common Stock of Electronic Systems Technology, Inc., on July 30, 1999, at $.3625 per Share, 34,300 Shares of Common Stock of Electronic Systems Technology, Inc., on August 31, 1999, at approximately $.36 per Share, and 63,065 Shares of Common Stock of Electronic Systems Technology, Inc., on December 31, 1999, at approximately $.36 per Share.

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Common Stock CUSIP No.  0002858481                                   Page 5 of 6


   (d)   Not applicable.

   (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.


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Common Stock CUSIP No.  0002858481                                   Page 6 of 6


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

January 21, 2000                            EDCO PARTNERS LLLP

                                            /s/ Vern D. Kornelsen
                                            ------------------------------------
                                            Vern D. Kornelsen, General Partner